January 16, 2009

VIA EDGAR

Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Mark Rakip

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Heidrick & Struggles International, Inc.
Form 10-K for fiscal year ended December 31, 2007
Filed February 28, 2008
Form 10-Q for the period ended September 30, 2008
Filed November 4, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2008
File No. 000-25837

Dear Mr. Woody and Mr. Rakip:

On December 22, 2008, Heidrick & Struggles International, Inc. (the “Company”) received your fax regarding your review of the Company’s Form 10-K for fiscal year ended December 31, 2007, Form 10-Q for the period ended September 30, 2008, and Definitive Proxy Statement on Schedule 14A.

Heidrick & Struggles International, Inc.

SEC Comment Letter Response

File No. 000-25837

January 16, 2009

The following is our response to the comments raised in connection with your review. Our responses have been numbered to correspond to the numbered comments contained in your letter:

Form 10-K for fiscal year ended December 31, 2007

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 11

1.	In future filings, please provide a performance graph comparing the yearly percentage change in your cumulative total shareholder return on your common stock for the five most recent fiscal years. Refer to Item 201(e) of Regulation S-K.

Response:

The Company will include this information in future filings, beginning with Form 10-K for the year ended December 31, 2008.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2007 Compared to 2006, page 18

2.	We note the disclosure on page 19 that your net revenues increased 29.5% and that the number of confirmed executive searches increased 15%. It is not clear from the disclosure here if the 15% increase in executive searches yielded the 29.5% increase in revenues due to an increase in rates. If not, please tell us the makeup of the remaining sources of the revenue increase. In, future filings, please discuss all material reasons behind increases or decreases in your financial line items.

Response:

On page 19, the Company disclosed that the number of confirmed executive searches increased 15% from 4,447 in 2006 to 5,102 in 2007, and the effect of exchange rate fluctuations on net revenue. Also, on page 16, within the 2007 Overview, the Company disclosed that the average fee per executive search increased 14% from $101,100 for the year ended December 31, 2006 to $114,900 for the year ended December 31, 2007. The combination of these three items, were the primary drivers of the increase in net revenue of 29.5% from 2006 to 2007. The Company will discuss all material reasons behind increases or decreases in our financial statement line items in future filings.

Heidrick & Struggles International, Inc.

SEC Comment Letter Response

File No. 000-25837

January 16, 2009

Liquidity and Capital Resources General, page 24

3.	We note that certain related party transactions have been consummated on terms equivalent to those that prevail in arms-length transactions. Please tell us how you have complied with paragraph 3 of SFAS 57.

Response:

As disclosed on page 24, the Company has at times performed executive search services for certain of its Directors who are considered related parties. In order to comply with paragraph 3 of SFAS 57, the Company requires all of its Directors to complete an annual independence questionnaire which identifies any related party transactions. The Company evaluated the identified related party transactions and determined that they had been consummated on terms equivalent to those that prevail in arms-length transactions.

Item 8. Financial Statements and Supplementary Data Notes to Consolidated Financial Statements

1. Basis of Presentation, page 41

4.	Please provide details surrounding your UK deferred compensation plan and tell us the accounting literature you relied upon to deconsolidate the assets and liabilities related to this plan. If the plan is unfunded, please discuss details of the plan, including how obligations are paid by the company. Depending upon the plan structure, it would appear that although the plan assets are not subject to the general creditors of the company, the company would be liable for payment of liabilities associated with the plan.

Response:

The Company established the Employee Benefit Trust (“EBT”) in 2002 for certain of its UK employees in order to defer a portion of their earned compensation. The trustee of the EBT is Dominion Employee Benefit Trustees Limited (Trustee). On an annual basis, the Company deposits a specified amount of cash into the EBT at the employee’s direction. Thus, the plan is fully funded. Once the Company makes payment to the EBT, it relinquishes all control of this asset and is under no further obligation to the employee, similar to a 401(k) plan in the United States. Any subsequent changes to the value of the EBT assets are absorbed or received by the beneficiaries of the EBT, not the Company. In the event of the EBT becoming insolvent, the participants do not have any recourse against the Company.

Heidrick & Struggles International, Inc.

SEC Comment Letter Response

File No. 000-25837

January 16, 2009

At the time the EBT was established, the Company considered the assets of the EBT to be under the de facto control of the Company and therefore, subject to the claims of the Company’s creditors in the event of the Company’s insolvency (i.e. not bankruptcy remote), and thus qualified as a rabbi trust. Under this assumption, the Company applied the accounting literature in FASB EITF Issue No. 97-14 Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested (“EITF 97-14”), and consolidated the EBT assets and liabilities in its financial statements.

Subsequently, in connection with the Company’s incorporation of the UK Branch during the fourth quarter of 2007, the Company determined the EBT was not subject to the claims of the Company’s creditors, thus not qualifying as a rabbi trust and not within the scope of EITF 97-14. This determination was based on legal advice received at that time. As a result, the Company determined that the EBT should be evaluated in accordance with the consolidation rules prescribed in FASB Interpretation No. 46(R) Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46(R)”) and concluded that the Company should de-consolidate the EBT’s assets and liabilities from its financial statements, effective December 31, 2007.

8. Goodwill and Other Intangible Assets, page 49

5.	We note that you amortize customer relationships on a straight-line basis over an estimated useful life of 12 years for Renton James acquisition and 13 years for the acquisition of Highland Partners. Please provide to us your analysis supporting the appropriateness of the amortization methods and the estimated useful lives. Within your analysis, please address the shorter useful lives for other intangible assets, excluding backlog, associated with the Highland Partners acquisition.

Response:

The Company amortizes its customer relationships related to the Highland Partners and RentonJames acquisitions on a projected cash flow method over their estimated useful lives as that is how the fair value of these intangible assets were determined. Non-compete agreements and the candidate database are amortized on a straight-line basis.

In connection with the acquisition of Highland Partners, the Company retained Duff & Phelps, LLC (“Duff &Phelps”) to serve as an independent valuation expert to assist the Company in allocating the purchase price to the acquired assets and liabilities and to estimate the remaining useful lives of certain such assets.

The expected remaining useful life of customer relationships ($10.4 million) is a measure of the expected future pattern of attrition of the acquired customer base. The expected future pattern of customer attrition was estimated via an analysis of customer revenue using historical trends of Highland Partners.

Heidrick & Struggles International, Inc.

SEC Comment Letter Response

File No. 000-25837

January 16, 2009

For Highland Partners’ non-compete agreements ($0.2 million), the expected remaining useful life is based on the restriction periods that would apply to any post-employment period. The restriction periods under these covenants vary by geographical region and by the termination date.

The candidate database ($1.8 million) consists of information regarding potential candidates for placement in executive positions. This candidate information typically includes personal information, professional information, search status, and a communication log, among other things. If not periodically reviewed and updated, certain of this information would become outdated and of little or no value. Utilizing this premise, the expected remaining useful life of the candidate database was based on discussions with the Highland Partners’ management team and the Company’s own experience.

Shortly after the acquisition of Highland Partners, the Company acquired RentonJames for a total purchase price of $1.2 million, of which the Company recorded a customer relationship intangible asset of $0.4 million. The Company believed that the Highland Partners valuation provided the Company with a reasonable basis for determining identifiable intangibles due to the similarity in the operations of these businesses and since they were acquired within a short duration of one another. The Company determined the purchase price allocation for RentonJames based on the Highland Partners valuation referenced above.

12. Pension Plan and Life Insurance Contract, page 52

6.	Please provide to us and disclose in future filings the assumptions used to determine your benefit obligation as of the balance sheet date, or tell us why such disclosure is not required and cite accounting literature relied upon.

Response:

The assumptions used to determine the Company’s accumulated benefit obligation and projected benefit obligation as of the balance sheet date are as follows:

	2007	2006
Discount rate	5.20%	4.35%
Average compensation increase	1.75%	1.75%
Measurement date	12/31/07	12/31/06

The Company will include a similar disclosure in future filings, beginning with Form 10-K for the year ended December 31, 2008.

Heidrick & Struggles International, Inc.

SEC Comment Letter Response

File No. 000-25837

January 16, 2009

Form 10-Q as of and for the period ended September 30, 2008 filed November 4, 2008

Notes to Condensed Consolidated Financial Statements

5. Fair Value Measurements, page 9

7.	Please provide to us a tabular disclosure of financial assets and liabilities measured at fair value on a recurring basis. Further, please provide such disclosure in future filings or tell us why such disclosure is not considered meaningful.

Response:

The following table summarizes the Company’s financial assets measured at fair value on a recurring basis in accordance with SFAS 157 as of September 30, 2008:

	Level 1	Level 2	Level 3	Total
Investments
U.S. non-qualified deferred compensation plan	$6,207	—	—	$6,207

Total investments	$6,207	—	—	$6,207

Since the Company only has one asset that is measured at fair value on a recurring basis in accordance with SFAS 157, the Company did not consider that the tabular disclosure was meaningful. The Company will retain its current disclosure and will continue to evaluate its financial assets that are measured at fair value on a recurring basis. If the Company determines that the tabular disclosure becomes meaningful, the Company will include the tabular disclosure in its future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 10

Base Salary, page 12

8.	Please tell us the factors used to arrive at your decisions regarding the base salaries your officers received in 2007. Similar disclosure should be included in future fillings. Please refer to Item 402(b) of Regulation S-K for guidance.

Response:

As set forth on page 12 of the Definitive Proxy Statement, the Human Resources and Compensation Committee of the Board of Directors (the “Committee”) reviews base salaries for Company executives against comparative data and gives consideration to

Heidrick & Struggles International, Inc.

SEC Comment Letter Response

File No. 000-25837

January 16, 2009

individual performance, internal equity, expertise, experience and scope of responsibilities. For executives with dual roles (i.e. management and consultant), the base salary consists of a combination of management salary and consultant salary (also referred to as a Fee and Source of Business (“FSOB”) salary). In 2007, the named executive officers with dual roles were Ms. Germain, Mr. Peters and Mr. Davis.

In 2007, the Committee did not approve any changes to the 2006 base salaries for Mr. Kelly, Mr. Peters and Mr. Davis. This is due to the fact that their management salaries had been increased near the end of 2006 in connection with their respective promotions. For Messrs. Peters and Davis, the FSOB salary remained the same. The Committee arrived at its decisions by reviewing the comparative data available for each position and taking into consideration the extent to which the scope of their respective management responsibilities had significantly expanded.

In 2007, the Committee reviewed Ms. Kamerick’s base salary against the comparative market data and approved an increase in connection with her assumption of additional responsibilities as Chief Administrative Officer effective January 1, 2007.

Until her appointment to Managing Partner on July 1, 2007, Ms.Germain was compensated as a consultant only. In connection with her promotion to a management position, the Committee approved a management salary for Ms.Germain (in addition to her FSOB salary) competitive with salary levels for similar roles at the Company’s major competitors. Effective October 1, 2007, Ms. Germain’s salary was increased to a level that is comparable to that of other top producing consultants within the Company.

In future filings, the Company will include similar disclosure of the factors used to arrive at the base salaries of its named executive officers.

9.	Item 402(a)(2) of Regulation S-K covers all compensation received by named executive officers for all services in all capacities. As such, please tell us how the FSOB salaries and bonuses for the named executive officers were determined. Please provide similar disclosure in future filings.

Response:

For all consultants, including dual-role named executive officers, FSOB salaries are determined on the basis of the Company’s knowledge of the market for recruiting professionals and are set at levels intended to be competitive with base salaries for similarly productive consultants at the Company’s major competitors.

Heidrick & Struggles International, Inc.

SEC Comment Letter Response

File No. 000-25837

January 16, 2009

FSOB bonuses are determined in accordance with the Company’s FSOB Bonus Plan. All consultants, including dual-role executives earn revenue credits for origination (Source of Business or SOB) and execution (Fee). For each consultant, the FSOB bonus is calculated by applying the Fee and SOB credits earned independently to a tiered payout structure. A percentage payout is associated with each respective tier of Fee and SOB credits, with the percentage payout increasing as the level of Fee and SOB credits earned increase. To determine the final value of the FSOB bonus, the payout at each tier level is aggregated and the FSOB salary is deducted. If a negative value is calculated for the FSOB bonus, then no FSOB bonus is paid.

In 2007, for Messrs. Peters and Davis, a negative value was calculated under the FSOB Bonus Plan. As a result, neither executive received a FSOB Bonus. Ms.Germain was the only named executive officer with a consultant role to receive a FSOB bonus for 2007.

Given that the same tier structure under the FSOB Bonus Plan is used to calculate the FSOB bonuses for all of the Company’s consultants globally, the Company believes that specific disclosure would adversely impact the Company’s competitive position. The specific production thresholds and payout tiers of the plan are highly confidential. Were the Company required to make such information public, it could be used by the Company’s competitors to recruit consultants. This potential harm to the Company is exacerbated by the fact that nearly all of the Company’s major competitors are privately held and would not be compelled to make similar disclosures.

In future filings, the Company will include disclosure similar to that above regarding the way in which the Company determines the FSOB salaries and bonuses of its named executive officers.

Discretionary Bonus Plan, page 13

10.	We note that Ms. Germain received a payment under the DB Plan pool. Please disclose the formula and matrix used to fund the DB Plan Pool or tell us why this component is not material to the overall compensation structure for your executive officers.

Response:

The Discretionary Bonus (“DB”) Plan is a subset of the Fee and Source of Business Bonus Plan. The DB Bonus Plan pays a bonus to consultants based on the Company’s annual financial performance. A calculated amount of each eligible consultant’s FSOB bonus is set aside to fund the DB pool (the “DB Pool”).

Heidrick & Struggles International, Inc.

SEC Comment Letter Response

File No. 000-25837

January 16, 2009

The table below sets forth the Company’s performance goals and related payouts (as a percentage of the DB Pool) under threshold, target, maximum and actual levels of performance as approved by the Committee in 2007.

	Threshold	Target	Maximum	Actual
Financial Performance
1) Net Revenues	$507.5M	$570M	$632.5M	$620M
2) Operating Income Margin	12.3%	13%	16.7%	13.1%

Payout
(as a % of total DB Pool)	17%	100%	150%	105%

Individual payouts from the pool are made pursuant to a consultant’s performance scorecard result as set forth in more detail on page 14 of the Definitive Proxy Statement. However, the Company believes that the disclosure of specific details on the formulas used to calculate the amount each consultant will be funding the pool as well as the amount to be distributed to each individual consultant requires the disclosure of the confidential details of the FSOB Bonus Plan. As indicated in our response to question 9 above, such disclosures place the Company at a competitive disadvantage.

To the extent the Company maintains the DB Plan Pool, the Company will include disclosure similar to that above in future filings that discuss executive compensation.

Long-Term Incentives, page 14

11.	Please tell us the actual factors considered in making the equity awards for each named executive officer and provide similar disclosure in future filings.

Response:

While the Company does not have formal long-term incentive (“LTI”) targets for executives, the LTI awards were based on the Committee’s review in February 2007 of comparative data for each position, as well as a review of each individual’s performance placing particular emphasis on the scope of responsibilities of each executive.

In connection with the respective promotions of Mr. Kelly, Mr. Peters and Mr. Davis, the timing of such a review by the Committee was accelerated into 2006 to allow for the negotiation of a new employment agreement for each executive.

The Committee approved equity to be awarded to consultants globally based on current performance and prospects for future performance. Named executive officers with dual roles were also eligible to receive an award under those pools based on performance in their consultant capacity.

Heidrick & Struggles International, Inc.

SEC Comment Letter Response

File No. 000-25837

January 16, 2009

The Company will include similar disclosure of factors used to arrive at decisions regarding the issuance of equity awards to its named executive officers in future filings that discuss executive compensation.

Section 16 (a) Beneficial Ownership Reporting Compliance, page 43

12.	We note that there were forms that were not filed on a timely basis. In future filings, please disclose the number of transactions that were not reported on a timely basis. Please refer to Item 405(a)(2) of Regulation S-K.

Response:

In future filings that report delinquent filers pursuant to Item 405 of Regulation S-K, the Company will disclose the number of transactions covered by each Section 16(a) form that is not filed on a timely basis.

In connection with the Company’s responses to the comments above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attentiveness to our filings and we hope that the foregoing has been responsive to your comments. Should you have questions or comments relating to any of the foregoing, please feel free to contact me at (312) 496-1557.

Sincerely,

Scott Krenz
Chief Financial Officer